Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

DECEMBER 31, 2016 AND 2015

(Presented in thousands of United States dollars, unless otherwise stated)

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”), and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s/ Luis Ganoza Durant

Jorge Ganoza Durant	Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

May 12, 2017

Report of Independent Registered Public

Accounting Firm

To the Board of Directors and Shareholders of Fortuna Silver Mines Inc.

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fortuna Silver Mines Inc. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2017 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

/s/ Deloitte LLP

Chartered Professional Accountants

May 12, 2017

Vancouver, Canada

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Fortuna Silver Mines Inc.

We have audited the internal control over financial reporting of Fortuna Silver Mines Inc. and subsidiaries (the “Company”) as December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: material weaknesses related to insufficient qualified resources, the risk assessment process, design and implementation of control activities and monitoring activities. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audits of the consolidated statements of financial position of Fortuna Silver Mines Inc. and subsidiaries as at December 31, 2016 and 2015, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended of the Company and this report does not affect our report on such consolidated financial statements dated May 12, 2017.

In our opinion, because of the effect of material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the years ended December 31, 2016 and December 31, 2015 of the Company and our report dated May 12, 2017 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

May 12, 2017

Vancouver, Canada

Fortuna Silver Mines Inc.

Consolidated Income Statements

For the years ended December 31 (Presented in thousands of US dollars)

	Year ended December 31
	2016	2015

Sales (note 23)	$210,255	$154,729
Cost of sales (note 24)	129,649	111,081
Mine operating earnings	80,606	43,648

Other expenses
Selling, general and administrative (note 25)	31,117	17,863
Exploration and evaluation	177	320
Foreign exchange (gain) loss	(649)	1,564
Impairment of mineral properties and plant and equipment	–	25,000
Impairment of inventories	280	–
Write off of mineral properties (note 12)	1,143	–
Other (income) expenses	(3)	741
	32,065	45,488

Operating income (loss)	48,541	(1,840)

Finance items
Interest income	(328)	(381)
Interest expense	2,147	1,758
Accretion of provisions	665	–
Gain on financial assets and liabilities carried at fair value	(1,053)	–
	1,431	1,377

Income (loss) before income taxes	47,110	(3,217)
Income tax expense (note 29)
Current	29,063	11,606
Deferred	189	(4,215)
	29,252	7,391

Net income (loss) for the year	$17,858	$(10,608)

Earnings (loss) per share (note 22)
Basic	$0.13	$(0.08)
Diluted	$0.13	$(0.08)

Weighted average number of common shares outstanding during the year (000’s)
Basic	136,888	129,001
Diluted	138,053	129,001

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income

For the years ended December 31 (Presented in thousands of US dollars)

	Year ended December 31
	2016	2015

Net income (loss) for the year	$17,858	$(10,608)

Items that may in future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of nil tax	85	(307)
Change in fair value of available for sale securities, net of nil taxes	334	–
Unrealized loss on translation of net investment, net of nil tax	–	(2,324)
Translation of foreign operations to presentation currency	–	1,430
Total other comprehensive income (loss)	419	(1,201)

Total Comprehensive income (loss) for the year	$18,277	$(11,809)

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

As at December 31 (Presented in thousands of US dollars)

	December 31	December 31
	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$82,484	$72,218
Short term investments (note 6)	41,100	36,031
Marketable securities (note 7)	1,579	–
Derivative assets (note 10)	973	–
Accounts receivable and other assets (note 8)	24,987	7,068
Income taxes receivable	72	780
Prepaid expenses	2,145	1,512
Inventories (note 9)	13,572	10,434
	166,912	128,043

NON-CURRENT ASSETS
Deposits on long term assets (note 11)	572	8,716
Other long term receivables	562	–
Deferred income tax assets (note 29)	471	492
Mineral properties (note 12)	263,535	128,720
Plant and equipment (note 13)	130,863	113,683
	396,003	251,611

Total assets	$562,915	$379,654

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$40,160	$28,970
Derivative liabilities (note 10)	254	351
Current portion of obligations under finance lease (note 17)	2,128	772
Closure and rehabilitation provisions (note 19)	1,121	453
Income taxes payable	14,447	3,605
	58,110	34,151

NON-CURRENT LIABILITIES
Bank loan (note 16)	39,768	39,486
Finance lease obligations (note 17)	906	1,112
Other liabilities (note 18)	3,544	3,508
Closure and rehabilitation provisions (note 19)	12,091	12,052
Deferred income taxes (note 29)	25,345	25,177
	81,654	81,335

Total liabilities	139,764	115,486

EQUITY
Share capital	343,963	203,953
Reserves	16,092	14,977
Retained earnings	63,096	45,238
Total equity	423,151	264,168

Total liabilities and equity	$562,915	$379,654

Events after the reporting period (note 31)

/s/ Jorge Ganoza Durant	/s/ Robert R. Gilmore
Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Consolidated Statements of Cash Flows

For the years ended December 31 (Presented in thousands of US dollars)

	Year ended December 31
	2016	2015

OPERATING ACTIVITIES
Income (loss) for the year	$17,858	$(10,608)
Adjustments for:
Depletion, depreciation, and amortization	33,024	25,739
Accretion	665	310
Income taxes	29,252	7,391
Share based payments	468	761
Impairment of mineral properties, and plant and equipment	–	25,000
Impairment of inventories	280	585
Write-off of mineral properties	1,143	46
Gain on financial assets carried at fair value	(1,053)	–
Accrued interest on long term loans	(10)	39
Other	(76)	(75)
Cash generated from operations before working capital changes	81,551	49,188
Accounts receivable and other assets	(18,521)	13,233
Prepaid expenses	(630)	(208)
Inventories	(2,922)	3,324
Trade and other payables	4,861	8,106
Share units payable	7,962	–
Provisions	(349)	(273)
Cash generated from operations	71,952	73,370
Income taxes paid	(17,513)	(17,846)
Interest paid	(2,028)	(1,110)
Interest received	289	354
Cash provided by operating activities	52,700	54,768

INVESTING ACTIVITIES
Purchase of Lindero Project (note 12(a))	(4,876)	–
Purchase of short term investments	(46,914)	(95,453)
Disposition of short term investments	41,845	92,927
Purchase of marketable securities	(1,165)	–
Purchase of mineral properties and plant and equipment	(40,229)	(57,130)
Deposits to contractors and suppliers, net	–	(6,746)
Disposition of mineral properties and plant and equipment	10	13
Cash used for investing activities	(51,329)	(66,389)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of costs	10,025	2,026
Proceeds from drawdown of bank loan, net of costs	(6)	39,316
Repayments of finance lease obligation	(1,213)	–
Cash provided by financing activities	8,806	41,342

Increase in cash and cash equivalents	10,177	29,721
Effect of exchange rate changes	89	(370)
	10,266	29,351

Cash and cash equivalents, beginning of year	72,218	42,867
Cash and cash equivalents, end of year	$82,484	$72,218

Cash and cash equivalents consists of:
Cash	$78,029	$70,268
Cash equivalents	4,455	1,950
Cash and cash equivalents, end of year	$82,484	$72,218

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31 (Presented in thousands of US dollars, except for number of common shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity

Balance at January 1, 2015	128,537,742	$201,057	$13,800	$–	$–	$2,010	$55,846	$272,713

Total comprehensive loss
Net loss for the year	–	–	–	–	–	–	(10,608)	(10,608)
Other comprehensive loss	–	–	–	(307)	–	(895)	–	(1,202)
Total comprehensive loss	–	–	–	(307)	–	(895)	(10,608)	(11,810)

Transactions with owners of the Company
Cancellation of treasury shares	(38,035)	–	–	–	–	–	–	–
Exercise of stock options	740,860	2,026	–	–	–	–	–	2,026
Transfer upon exercise of stock options	–	870	(870)	–	–	–	–	–
Share-based payments (note 20)	–	–	1,239	–	–	–	–	1,239
	702,825	2,896	369	–	–	–	–	3,265

Balance at December 31, 2015	129,240,567	$203,953	$14,169	$(307)	$–	$1,115	$45,238	$264,168

Total comprehensive income
Net income for the year	–	–	–	–	–	–	17,858	17,858
Other comprehensive income	–	–	–	85	334	–	–	419
Total comprehensive income	–	–	–	85	334	–	17,858	18,277

Transactions with owners of the Company
Issuance of common shares (note 12)	14,569,045	122,813	–	–	–	–	–	122,813
Issuance of warrants (note 12)		–	7,401	–	–	–	–	7,401
Exercise of stock options	2,236,861	5,843	–	–	–	–	–	5,843
Exercise of warrants	931,700	8,733	(4,552)	–	–	–	–	4,181
Transfer upon exercise of stock options	–	2,621	(2,621)	–	–	–	–	–
Share-based payments (note 20)	–	–	468	–	–	–	–	468
	17,737,606	140,010	696	–	–	–	–	140,706

Balance at December 31, 2016	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Accounting

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). On May 11, 2017, the Company’s Board of Directors approved these financial statements for issuance.

3.	Functional and Presentation Currency

The presentation currency of the Company is the United States Dollar (“$” or “US$”).

Effective April 1, 2015, the functional currency of the parent entity and all its subsidiaries was determined to be the United States Dollar.

Prior to April 1, 2015, the functional currency of each of the entities in the group was the US$, with the exception of the parent entity and certain holding companies which had a Canadian dollar (“C$”) functional currency.

All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

4.	Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

These financial statements include the accounts of the Company. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At December 31, 2016, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Fortuna Silver Mines Peru S.A.C.	Peru	100%	Services company
Minera Bateas S.A.C.	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V.	Mexico	100%	San Jose Mine
Fortuna Silver Mexico S.A. de C.V.	Mexico	100%	Exploration company
Fortuna Silver (Barbados) Inc.	Barbados	100%	Holding company
Continuum Resources Ltd.	Canada	100%	Holding company
Goldrock Mines Corp.	Canada	100%	Holding company
Mansfield Bermuda Ltd.	Bermuda	100%	Holding company
Argex Mining Barbados Ltd.	Barbados	100%	Holding company
Mansfield Minera S.A.	Argentina	100%	Lindero Project

In these financial statements,

●	Minera Bateas S.A.C. is referred to as “Bateas”
●	Compania Minera Cuzcatlan S.A. de C.V. is referred to as “Cuzcatlan”
●	Continuum Resources Ltd. is referred to as “Continuum”
●	Fortuna Silver (Barbados) Inc. is referred to as “Barbados”
●	Goldrock Mines Corp. is referred to as “Goldrock”
●	Mansfield Minera S.A. is referred to as “Mansfield”

(b)	Foreign Currency Translation

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(c)	Financial Instruments

i.	Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”). The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in profit or loss in the period in which they arise. Transaction costs related to financial assets classified as FVTPL are recognized immediately in profit or loss.

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as HTM investments.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date, and subsequently measured at amortized cost, using the effective interest method, less any impairment. The impairment loss of receivables is based on a review of all outstanding amounts at each reporting period. Interest income is recognized by applying the effective interest rate.

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as AFS are written down to fair value through profit or loss whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of AFS securities are recognized in profit or loss.

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

Derecognition of Financial Assets

A financial asset is derecognized when:

●	the contractual right of the asset’s cash flows expire; or
●	if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.	Financial Liabilities

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

iii.	Derivative Instruments

Derivatives instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in profit or loss with exception of derivatives designated as effective cash flow hedges.

Derivatives not being accounted for as hedges are categorized as held-for-trading. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index. Gains or losses are recorded in profit or loss.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income (“OCI”) and the ineffective portion is reported as a gain (loss) on derivatives in profit or loss.

Hedge accounting is discontinued prospectively when:

●	the hedge instrument expires or is sold, terminated, or exercised;
●	the hedge no longer meets the criteria for hedge accounting; and,
●	the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

iv.	Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition. Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

(d)	Cash and Cash Equivalents

Cash and cash equivalents are designated as loans and receivables. Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(e)	Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies. The classification of metals inventory is determined by the stage in the production process. Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of average cost and net realizable value. Production costs include all mine site costs.

(f)	Exploration and Evaluation Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

●	the property has mineral reserves as referred to in Canadian National Instrument 43-101, and

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

●	when legal, permitting and social matters have been resolved sufficiently to allow mining of the body.

If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in evaluation and exploration assets are credited to the carrying value of the mineral properties, with any excess included in income as gain or loss on disposal of mineral properties, plant and equipment.

Exploration costs that do not relate to any specific property are expensed as incurred.

(g)	Mineral Properties, and Plant and Equipment

Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Assets, other than capital work in progress, will be depreciated to their residual values over their estimated useful lives as follows:

Land and buildings

Land	Not depreciated

Mineral properties	Units of production	Declining balance

Buildings, located at the mine	Units of production	Declining balance

Buildings, others	6 - 20 years	Straight line

Leasehold improvements	4 - 8 years	Straight line

Plant and equipment

Machinery and equipment	3 - 15 years	Straight line

Furniture and other equipment	2 - 13 years	Straight line

Transport units	4 - 5 years	Straight line

Capital work in progress	Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life. Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

i.	Operational Mining Properties and Mine Development

For operating mines, all mineral property expenditures are capitalized and amortized based on the unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves and the portion of inferred resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which typically include a portion of inferred resources, and therefore differ from the life-of-mine plans we publish as part of our 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that we have historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose and Caylloma we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose and Caylloma are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, we use statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25 % at 90 percent confidence globally, we classify it as an inferred resource. This is equivalent to stating that we have 95 percent confidence that greater than 75 % of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

As part of our process to include inferred resources into our life-of-mine production plans we apply an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2016 and 2015 life-of-mine plans were 90% at San Jose and between 79% and 87% at Caylloma, depending on the veins being mined.

The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2016 life-of-mine evaluation for each operation as of December 31, 2015 was: San Jose 53% (2014: 55%); Caylloma 33% (2014: 18%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Some of the key judgements in the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination, and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for in the period in which the change in estimate arises.

Costs of abandoned properties are written-off.

ii.	Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and includes pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

●	all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

●	the mine or mill is operating within eighty percent of design capacity;

●	metallurgical recoveries are achieved within eighty percent of projections; and,

●	the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis. Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(h)	Asset Impairment

At the end of each reporting period, the Company makes an assessment of impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell (“FVLCTS”) and value in use.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, sustaining capital expenditure and reclamation and closures costs.

Where a FVLCTS model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

(i)	Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

●	expenditures for the qualifying asset are being incurred;

●	borrowing costs are being incurred; and,

●	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expensed in the period in which they are incurred.

Transaction costs, comprised of legal fees and upfront commitment fee, associated with the credit facility for general working capital and future expansion are recorded as a debit to the bank loan and are amortized over the term of the credit facility.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

All other borrowing costs are expensed in the period in which they are incurred.

(j)	Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

●	the non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,

●	the sale of the non-current asset is highly probable. For the sale to be highly probable:

○	the appropriate level of management must be committed to a plan to sell the asset;

○	an active program to locate a buyer and complete the plan must have been initiated;

○	the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

○	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and,

○	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated. Any gain or loss from initial measurement and subsequent measurement are recorded in income but not in excess of cumulative impairment losses.

(k)	Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in profit or loss using the straight line method over their estimated useful lives.

(l)	Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

●	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

●	goodwill; and,

●	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)	Provisions

i.	Closure and Rehabilitation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the CRP with an offsetting adjustment to the capitalized closure and rehabilitation cost.

ii.	Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

iii.	Other Provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

(n)	Share Capital

Common shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a deduction from the proceeds.

(o)	Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when all significant risks and rewards of ownership of the concentrates have been transferred to the buyer. This usually occurs when title passes to the customer and all insurance risk has been transferred. The passing of title to the customer is based on the terms of the sales contract. Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated income statement. Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date. Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party. The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement.

(p)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Equity settled share based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i.	Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii.	Deferred Share Unit (“DSU”) Plan

The Company’s DSUs are cash settled. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii.	Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015. All RSUs granted prior to March 1, 2015, are governed under the restricted share unit plan dated November 12, 2010.

Restricted Share Units (“RSUs”)

The Company’s RSUs are settled in cash. The RSUs compensation liability is accounted for based on the number of RSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSUs granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over a specified period of time and adjusts for changes in the fair value until the end of the term of the RSUs. The cumulative effect of the change in fair value is recognized in profit or loss in the period of change.

Performance Share Units (“PSUs”)

The Company’s PSUs are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based payments expense within selling, general and administrative expenses in the consolidated income statement over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based payments expense or recovery over the vesting period. The fair value of PSUs are estimated on a graded vesting basis for each PSUs granted equal to the quoted market value, up to a maximum of two times the grant price, of the Company’s common shares.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(q)	Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(r)	Earnings per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

(s)	Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

(t)	Adoption of New Accounting Standards

The following standards or amendments were adopted effective January 1, 2016. They had no significant impact on the financial position, results of operations, or cash flows of the Company previously reported.

●	IAS 1 «Presentation of Financial Statements» (Amendment)

●	IFRS 11 «Joint Arrangements» (Amendment)

●	IAS 16 «Property, Plant and Equipment» (Amendment)

●	IAS 38 «Intangible Assets» (Amendment)

●	Annual Improvements 2012-2014 Cycle

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

The following are new or revised standards which we expect may be applicable to the Company. We are currently assessing the impact on the financial position, results of operations, and cash flows of the Company resulting from these new or revised standards.

Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses Applicable to the Company commencing in the 2017 fiscal year.

Amends IAS 12 «Income Taxes» to clarify the following aspects:

●     Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

●     The carrying amount of an asset does not limit the estimation of probable future taxable profits.

●     Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

●     An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

Amendments to IAS 7 Disclosure Initiative Applicable to the Company commencing in the 2017 fiscal year.	Amends IAS 7 «Statement of Cash Flows» to clarify that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

IFRS 9 «Financial Instruments» Applicable to the Company commencing in the 2018 fiscal year.

Contains accounting requirements for financial instruments, and replaces IAS 39 «Financial Instruments: Recognition and Measurement». The new standard contains requirements in the following areas:

●     Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The new standard introduces a ‘fair value through other comprehensive income’ category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39, however there are differences in the requirements applying to the measurement of an entity’s own credit risk.

●     Impairment. The new standard introduces an ‘expected credit loss’ model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

●     Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures

●     Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 15 «Revenue from Contracts with Customers» Applicable to the Company commencing in the 2018 fiscal year.

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The new standard provides guidance on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue and contract costs are also introduced.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions Applicable to the Company commencing in the 2018 fiscal year.	Amends IFRS 2 «Share-based Payment» to clarify the standard in relation to the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

IFRS 16 «Leases» Applicable to the Company commencing in the 2019 fiscal year.	IFRS 16 specifies how the Company should recognize, measure, present and disclose leases. The new standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

IFRIC 22 «Foreign Currency Transactions and Advance Consideration» Applicable to the Company commencing in the 2018 fiscal year.

Addresses foreign currency transactions or parts of transactions where:

●     there is consideration that is denominated or priced in a foreign currency;

●     the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

●     the prepayment asset or deferred income liability is non-monetary.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(u)	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the years ended December 31, 2016 and 2015. To provide more relevant or detailed information to users of the financial statements, mineral properties and plant and equipment are now presented separately.

Consolidated statement of financial position	December 31
2015
Mineral properties, plant and equipment, as previously reported	$ 242,403
Reallocated to mineral properties	(128,720)
Reallocated to plant and equipment	(113,683)
Mineral properties, plant and equipment	$ –

Mineral properties, as previously reported	$ –
Reallocated from mineral properties, plant and equipment	128,720
Mineral properties	$ 128,720

Plant and equipment, as previously reported	$ –
Reallocated from mineral properties, plant and equipment	113,683
Plant and equipment	$ 113,683

There has been no effect on profit or loss, earnings per share, cash flows, total assets, or total liabilities, for any of the periods presented as a result of these changes.

5.	Use of Judgements and Estimates

(a)	Critical Accounting Estimates and Assumptions

Many of the amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2016 we have used the following long term prices for our reserve and resource estimations and life of mine plans: Gold $1,150/oz, Silver $19/oz.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain type of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgements in the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination, and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

See note 4(g)(i).

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, metal prices, foreign exchange rates, Mineral Resource and Reserve quantities, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

(b)	Critical accounting judgments in applying the entity’s accounting policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Assessment of impairment and reverse impairment indicators

Management applies significant judgement in assessing whether indicators of impairment or reverse impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of a previous impairment.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

6.	Short Term Investments

	December 31	December 31
	2016	2015
Term deposits and similar instruments	$ 41,100	$ 36,031

7.	Marketable Securities

	December 31	December 31
	2016	2015
Common shares of Medgold Resources Corp.	$ 1,266	$ –
Warrants of Medgold Resources Corp.	313	–
	$ 1,579	$ –

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

As part of the acquisition by the Company of 10 million common shares and 10 million warrants of Medgold (note 15), the warrants were each exercisable for one common share of Medgold at C$0.15 until June 17, 2017. These warrants are a derivative asset, and are categorized as fair value through profit or loss. Accordingly, changes in the fair value of these warrants during the period are recorded to profit or loss.

Subsequent to the reporting period, the Company exercised all the Medgold warrants it held. Upon exercise, the Company held 24.0% of the common shares of Medgold (20.4% on a fully diluted basis).

8.	Accounts Receivable and Other Assets

	December 31	December 31
	2016	2015
Trade receivables from concentrate sales	$ 23,185	$ 5,172
Advances and other receivables	1,095	1,350
Value added taxes recoverable	707	546
Accounts receivable and other assets	$ 24,987	$ 7,068

The aging of trade receivables from concentrate sales is as follows

	December 31	December 31
	2016	2015
0-30 days	$ 22,312	$ 5,172
31-60 days	101	–
61-90 days	772	–
over 90 days	–	–
	$ 23,185	$ 5,172

9.	Inventories

	December 31	December 31
	2016	2015
Concentrate stockpiles	$ 1,285	$ 1,457
Ore stockpiles	2,659	1,912
Materials and supplies	9,628	7,065
Inventories	$ 13,572	$ 10,434

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

During the year ended December 31, 2016, $127,984 (2015 – $109,685) of inventories was expensed to cost of sales.

During the year ended December 31, 2016, certain materials and supplies were written down to net realizable value and a charge of $280 (2015 – $585) was recorded as an impairment and charged to profit or loss.

10.	Derivative Assets and Derivative Liabilities

Derivative assets

	December 31	December 31
	2016	2015
Zinc swaps (note 10(b))	$ 973	$ –
Derivative assets	$ 973	$ –

Derivative liabilities
Interest rate swap (note 10(a))	$ 254	$ 351
Derivative liabilities	$ 254	$ 351

(a)	Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap (“swap”) of $40,000, which expires on March 25, 2019 and matches the maturity of the bank loan (note 16). The swap was entered into to hedge the variable interest rate risk on the bank loan. The swap is designated as a cash flow hedge for forecasted variable interest rate payments. The interest rate swap is carried on the statement of financial position at fair value, with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge. The ineffective portion is recorded to profit or loss. Interest expense on the bank loan is recorded to profit or loss.

The fixed rate on the swap is 1.52% and the floating amount is based on the one month LIBOR rate. The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest.

(b)	Zinc swaps

In December 2016, the Company entered into two sets of zinc swaps with Scotiabank, to mitigate its commodity price risks. The zinc swaps consist of a total of 3900 tonnes of zinc at $2,650 per tonne and 3900 tonnes of zinc at $2,750 per tonne (average of 650 tonnes per month).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

These contracts are not accounted for as designated hedges under IAS 39. Such derivative financial instruments were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured at estimated fair value. A gain of $973 arising from changes in the fair value of the zinc swaps was credited to profit or loss.

11.	Deposits on Long Term Assets

	December 31	December 31
	2016	2015
Deposits on equipment	$ 119	$ 8,183
Deposits paid to contractors	453	533
Deposits on long term assets	$ 572	$ 8,716

12.	Mineral Properties

Year ended	Depletable		Not depleted
December 31, 2016	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2016	$ 92,973	$ 136,666	$ –	$ 1,533	$ 231,172
Acquisition of subsidiary (note 12(a))	–	–	128,687	–	128,687
Additions	7,060	14,643	1,795	942	24,440
Change in rehabilitation provision	597	(414)	108	–	291
Write-offs	–	(512)	–	(631)	(1,143)
Reclassifications	–	876	–	–	876
Balance, December 31, 2016	$ 100,630	$ 151,259	$ 130,590	$ 1,844	$ 384,323

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$ 31,900	$ –	$ –	$ –	$ 31,900
Balance, December 31, 2016	$ 31,900	$ –	$ –	$ –	$ 31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$ 37,552	$ 33,000	$ –	$ –	$ 70,552
Depletion	4,507	13,829	–	–	18,336
Balance, December 31, 2016	$ 42,059	$ 46,829	$ –	$ –	$ 88,888

BOOK VALUE, December 31, 2016	$ 26,671	$ 104,430	$ 130,590	$ 1,844	$ 263,535

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

	Depletable		Not depleted
Year ended December 31, 2015	Caylloma	San Jose	Lindero	Other	Total
COST
Cost, January 1, 2015	$ 87,953	$ 125,007	$ –	$ 1,348	$ 214,308
Additions	5,347	11,781	–	185	17,313
Currency translation	(327)	(122)	–	–	(449)
Balance, December 31, 2015	$ 92,973	$ 136,666	$ –	$ 1,533	$ 231,172

ACCUMULATED IMPAIRMENT
Balance, January 1, 2015	$ 16,868	$ –	$ –	$ –	$ 16,868
Impairment	15,032	–	–	–	15,032
Balance, December 31, 2015	$ 31,900	$ –	$ –	$ –	$ 31,900

ACCUMULATED DEPLETION
Balance, January 1, 2015	$ 32,913	$ 23,988	$ –	$ –	$ 56,901
Currency translation	(252)	(31)	–	–	(283)
Depletion	4,891	9,043	–	–	13,934
Balance, December 31, 2015	$ 37,552	$ 33,000	$ –	$ –	$ 70,552

BOOK VALUE, December 31, 2015	$ 23,521	$ 103,666	$ –	$ 1,533	$ 128,720

(a)	Lindero Project

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. (“Goldrock”), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares and 1,514,677 warrants, exercisable at C$6.01 per common share and expiring on October 31, 2018. Goldrock’s principal asset is the 100% owned Lindero Gold Project located in Salta Province, Argentina.

This acquisition has been accounted for as an asset purchase, as Goldrock Mines Corp. and its subsidiaries did not meet the definition of a business as defined in IFRS 3 «Business Combinations».

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

The following summarizes the consideration paid and estimates of fair value of assets acquired and liabilities assumed:

Consideration:
14,569,045 common shares of the Company		$ 122,813
1,514,677 warrants		7,401
Costs of the transaction	8,226
Cash of Goldrock received	(528)
Costs of the transaction paid by Goldrock prior to closing	(2,822)	4,876

		$ 135,090

Assets acquired and liabilities assumed:
Accounts receivable		$249
Machinery and Equipment		6,954
Accounts payable		(700)
Closure and rehabilitation provisions		(100)
Lindero Gold Project		128,687
		$ 135,090

The cash used for the purchase of the Lindero Project was as follows:

Total consideration	$ 135,090
less: Non-cash issuance of common shares	(122,813)
less: Non-cash issuance of warrants	(7,401)
$ 4,876

Comprising:
Cash transaction costs	$ 5,404
less: Cash of Goldrock received	(528)
$ 4,876

The consideration was determined based on the fair value of the Goldrock shares at the date of the acquisition, plus the estimated fair value of warrants issued and transaction costs incurred. The warrants were accounted for under IFRS 2 «Share-based Payment», and are treated as equity settled share-based payments. The corresponding credit has been recorded in equity. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis.

The Company has corrected an immaterial allocation error previously reported in the financial statements for the three and nine months ended September 30, 2016. This reclassification resulted in an increase of $3,141 in machinery and equipment and a corresponding decrease in Lindero Gold Project.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Upon achievement of commercial production of a mine at Lindero, the Company has agreed to payments totaling C$480 to certain private companies controlled by former executives of Goldrock Mines Corp.

(b)	Exploration and Evaluation Assets

There are several properties at which the Company is conducting exploration and evaluation activities. These are included as “non-depleted – other” within “mineral properties”. Details of these properties are described below.

i.	Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a company with certain directors in common with the Company).

The Company can earn the Interest by spending $2,000 on exploration of the property (which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property), making staged payments totaling $300 in cash, and providing $250 in common shares of the Company to Radius according to an agreed schedule.

●	$20 in cash and $20 cash equivalent in shares upon stock exchange approval (completed),
●	$30 in cash and $30 cash equivalent in shares by January 15, 2011 (completed),
●	$50 in cash and $50 cash equivalent in shares by January 15, 2012 (completed),
●	$50 in cash and $50 cash equivalent in shares by January 15, 2013 (completed),
●	$50 in cash by January 19, 2015 (completed), and,
●	$100 in cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%. Radius has the right to terminate the agreement if the Option is not exercised by January 31, 2017. As of the issuance date of these financial statements, the Company is in negotiations with Radius to purchase the Tlacolula Property, and accordingly, Radius has agreed not to terminate the option agreement.

To December 31, 2016, the Company had issued an aggregate of 34,589 (December 31, 2015 – 34,589) common shares of the Company to Radius, with a fair market value of $150 (December 31, 2015 – $150), and paid $200 (to December 31, 2015– $200) in cash according to the terms of the option agreement.

ii.	Tabaconas Property

In June 2016, the Company entered into a Usufruct and Option Agreement pursuant to which it acquired an option to acquire 100% the issued and outstanding common shares of two private Peruvian companies which hold the mining rights to the 2983 hectare Tabaconas Property in northern Peru, by making staged cash payments totaling $3,000 over a period of up to approximately six years. The vendors retain a 1% net smelter return royalty on mineral products from these mining rights.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

During the year ended December 31, 2016, the Company incurred $445 (2015 – $nil) in expenditures on the Tabaconas Property. In December 2016, the Company concluded no further work was warranted, and wrote off $445 (2015 – $nil).

iii.	Northwest Nevada Initiative

In December 6, 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares).

To maintain this agreement, the Company is required to make the following payments and expenditures:

	Timing	Cash	Cash or shares	Exploration expenditures	Status

(a)	Upon signing of the agreement	$ 200	–	–	paid

(b)	The later of receipt of drill permit, or June 6, 2017	$ 250	–	–	–

(c)	The later of six months after receipt of drill permit, or December 6, 2017	$ 165	$ 335	–	–

(d)	December 6, 2018	$ 330	$ 670	–	–

(e)	Within 24 months after receipt of drill permit	–	–	$ 1,000	–

(f)	December 6, 2019	$ 495	$ 1,005	–	–

(g)	December 6, 2020	$ 900	$ 2,100	–	–

(h)	Before December 6, 2020	–	–	$ 1,000

	TOTALS	$ 2,340	$ 4,110	$ 2,000

A further success payment is required if the Company completes an economic study on a potential mine if certain minimum technical parameters based on resource size and rate of return are met.

(c)	Impairment

At December 31, 2015, the Company determined there were several indicators of potential impairment on its non-current assets, including the decline in the Company’s market capitalization, reduction in the market consensus on long term silver price forecasts during the year and the consequential impact on the Company’s reserves and resources. Based on the Company’s assessment of the recoverable amounts of its CGUs, the Company concluded that the Caylloma Mine had an estimated recoverable value, based on its FVLCTS, below its carrying value and an impairment charge was required. As a result, the Company recognized a $17,000, net of tax ($25,000, before tax) impairment charge, on the carrying value of net assets of $65,187, in respect to the Company’s investment in Caylloma. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

13.	Plant and Equipment

Year ended December 31, 2016	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2016	$ 28,462	$ 94,872	$ 15,476	$ 711	$ 5,215	$ 38,792	$ 183,528
Acquisition of subsidiary (note 12(a))	6,954	–	–	–	–	–	6,954
Additions	1,627	258	368	181	2,013	21,849	26,296
Disposals	(211)	–	(106)	(64)	(75)	–	(456)
Write-offs	–	–	–	–	–	–	–
Reclassifications	20,853	36,937	110	267	657	(59,700)	(876)
Balance, December 31, 2016	$ 57,685	$ 132,067	$ 15,848	$ 1,095	$ 7,810	$ 941	$ 215,446

ACCUM. IMPAIRMENT
Balance, January 1, 2016	$ 3,784	$ 16,154	$ 2,405	$ –	$ 483	$ –	$ 22,826
Disposals	(8)	–	(40)	–	(8)	–	(56)
Balance, December 31, 2016	$ 3,776	$ 16,154	$ 2,365	$ –	$ 475	$ –	$ 22,770

ACCUM. DEPRECIATION
Balance, January 1, 2016	$ 14,816	$ 24,466	$ 4,387	$ 505	$ 2,845	$ –	$ 47,019
Disposals	(199)	–	(64)	(60)	(67)	–	(390)
Reclassifications	12	2	(14)	–	–	–	–
Depreciation	3,235	9,011	2,439	131	368	–	15,184
Balance, December 31, 2016	$ 17,864	$ 33,479	$ 6,748	$ 576	$ 3,146	$ –	$ 61,813

BOOK VALUE, December 31, 2016	$ 36,045	$ 82,434	$ 6,735	$ 519	$ 4,189	$ 941	$ 130,863

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Year ended December 31, 2015	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Cost, January 1, 2015	$ 27,976	$ 94,122	$ 13,537	$ 628	$ 4,308	$ 3,251	$ 143,822
Additions	1,011	128	1,924	179	1,577	36,343	41,162
Disposals	(525)	(14)	(134)	(96)	(670)	–	(1,439)
Reclassifications	–	647	155	–	–	(802)	–
Currency translation	–	(11)	(6)	–	–	–	(17)
Cost, December 31, 2015	$ 28,462	$ 94,872	$ 15,476	$ 711	$ 5,215	$ 38,792	$ 183,528

ACCUM. IMPAIRMENT
Balance, January 1, 2015	$ 2,208	$ 8,175	$ 2,317	$ 1	$ 318	$ –	$ 13,019
Disposals	(54)	(4)	(78)	(1)	(24)	–	(161)
Impairment	1,630	7,983	166	–	189	–	9,968
Balance, December 31, 2015	$ 3,784	$ 16,154	$ 2,405	$ –	$ 483	$ –	$ 22,826

ACCUM. DEPRECIATION
Balance, January 1, 2015	$ 12,422	$ 18,269	$ 3,211	$ 476	$ 3,115	$ –	$ 37,493
Disposals	(433)	(4)	(52)	(93)	(637)	–	(1,219)
Currency translation	–	(4)	(5)	–	–	–	(9)
Depreciation	2,827	6,205	1,233	122	367	–	10,754
Balance, December 31, 2015	$ 14,816	$ 24,466	$ 4,387	$ 505	$ 2,845	$ –	$ 47,019

BOOK VALUE, December 31, 2015	$ 9,862	$ 54,252	$ 8,684	$ 206	$ 1,887	$ 38,792	$ 113,683

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

14.	Trade and Other Payables

	December 31	December 31
	2016	2015
Trade accounts payable	$ 15,251	$ 18,177
Refundable deposits to contractors	1,514	1,370
Payroll payable	10,755	6,607
Mining royalty	755	471
Value added taxes payable	1,866	–
Interest payable	114	104
Due to related parties (note 15(d))	10	8
Other payables	354	654
	30,619	27,391

Deferred share units payable	4,992	–
Restricted share units payable	2,870	1,117
Performance share units payable	1,679	462
	9,541	1,579

Total trade and other payables	$ 40,160	$ 28,970

Refer to note 20 for details on the Company’s share units plans.

15.	Related Party Transactions

The Company’s related parties include:

Related party	Nature of the relationship

Key management personnel	Officers and directors of the Company.

Gold Group Management Inc. (“GGMI”)	A private company owned by a director of the Company. The Company shares office space with GGMI, and reimburses GGMI for shared office and administrative costs and other related expenses. All charges from GGMI to the Company are at cost, plus a monthly administration fee to cover incidentals. Charges for salaries and benefits are based on estimates of the percentage of time worked by GGMI employees on the activities of the Company.

Mill Street Services Ltd. (“Mill Street”)	A private company owned by a director of the Company, through which consulting fees of the director are paid.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

Radius Gold Inc. (“Radius”)	A Canadian public company which has certain directors in common with the Company. Radius shares office space with the Company, and reimburses the Company at cost for general overhead costs as they arise.

Medgold Resources Corp. (“Medgold”)	A Canadian public company which has a director in common with the Company.

During the years ended December 31, 2016 and 2015, the Company entered into the following related party transactions:

(a)	Purchase of Goods and Services

The following transactions are with GGMI. There were no purchases of goods or services from other related parties.

	December 31	December 31
	2016	2015
Salaries and wages	$ 121	$ 88
General and administrative expenses	103	$ 104
Mineral property option payments	–	$ 50
Shared computer equipment	–	$ 6
	$ 224	$ 248

(b)	Key Management Personnel

	December 31	December 31
	2016	2015
Salaries and short term employee benefits	$ 3,987	$ 3,947
Directors fees	357	373
Consulting fees	127	141
Share-based payments	13,527	1,381
	$ 17,998	$ 5,842

Share-based payments consist primarily of DSUs, RSUs and PSUs (note 20).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(c)	Private Placement

On June 17, 2016, the Company acquired 10 million units of Medgold Resources Corp. (the “Medgold Units”) for $1,165. Each unit consisted of one common share of Medgold and one warrant entitling Fortuna to purchase one additional common share of Medgold at C$0.15 until June 17, 2017.

Upon acquisition, the Medgold common shares and the Medgold warrants were accounted for as separate financial assets, and are presented on the statement of financial position within marketable securities (note 7). Fair value changes on the Medgold common shares are charged to other comprehensive income, and fair value changes on the Medgold warrants are charged to profit or loss.

(d)	Outstanding Balances at the Reporting Date

Balances payable to:	December 31	December 31
	2016	2015
Gold Group Management Inc.	$10	$8
	$10	$8

Amounts due to related parties are due on demand, and are unsecured.

16.	Bank Loan

In March 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (the “Credit Facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period. The Credit Facility is secured by a first ranking lien on the assets of Bateas, Cuzcatlan, and their holding companies. If the utilization of the Credit Facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available Credit Facility.

In April 2015, the $40 million term credit facility was drawn down. Interest on the term credit facility is calculated using the one, two, three, or six month US$ LIBOR rates plus a graduated margin based on the Company’s leverage ratio. Interest is payable one month in arrears. The term credit facility bears a 4 year term and is repayable with a balloon payment on the maturity date of April 1, 2019.

While the term credit facility remains unpaid, the Company is required to maintain the following financial covenants:

●	Total debt to EBITDA of not greater than 3:1 calculated on a rolling four fiscal quarter basis and measured at the end of each fiscal quarter of the Company; and,
●	Minimum tangible net worth in an amount equal to the sum of (a) 85% of the tangible net worth as at June 30, 2014, (b) 50% of positive quarterly net income earned after June 30, 2014, and (c) 50% of the value of any equity interests issued by the Company after June 30, 2014.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

As at December 31, 2016, the Company was in compliance with all covenants required by the credit facility.

Unamortized transaction costs are comprised of legal fees and an upfront commitment fee arising upon inception of the loan in March 2015.

	December 31	December 31
	2016	2015
Term credit facility, drawn	$ 40,000	$ 40,000
Unamortized transaction costs	(232)	(514)
	39,768	39,486
less: current portion	–	–
	$ 39,768	$ 39,486

Other than interest, no payments are required until April 2019.

17.	Finance Lease Obligations

	Minimum lease payments		Present value of minimum lease payments
	Dec 31	Dec 31	Dec 31	Dec 31
	2016	2015	2016	2015
Less than one year	$ 2,189	$ 809	$ 2,128	$ 772
Between one and five years	912	1,132	906	1,112
More than five years	–	–	–	–
	3,101	1,941	3,034	1,884
Less: future finance charges	(67)	(57)	–	–
Present value of minimum lease payments	$ 3,034	$ 1,884	$ 3,034	$ 1,884

Presented as:
Current portion			$ 2,128	$772
Non-current portion			906	1,112
			$ 3,034	$ 1,884

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

18.	Other Liabilities

	December 31	December 31
	2016	2015
Deferred share units	$ –	$ 2,279
Restricted share units	1,619	453
Performance share units	1,866	732
Non-current liabilities	59	44
	$ 3,544	$ 3,508

Details of the share units plans are provided in note 20.

19.	Closure and Rehabilitation Provisions

	December 31, 2016			December 31, 2015
	Total	Current	Non-current	Total	Current	Non-current
Caylloma Mine	$ 8,182	$ 822	$ 7,360	$ 7,508	$ 335	$ 7,173
San Jose Mine	4,822	299	4,523	4,997	118	4,879
Lindero Project	208	–	208	–	–	–
	$ 13,212	$ 1,121	$ 12,091	$ 12,505	$ 453	$ 12,052

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
At January 1, 2016	$ 7,508	$ 4,997	$ –	$ 12,505
Acquisition of a subsidiary	–	–	100	100
Increase to existing provisions	641	444	108	1,193
Incurred and charged against the provision	(302)	(94)	–	(396)
Accretion of provisions	331	334	–	665
Foreign exchange differences	4	(859)	–	(855)
At December 31, 2016	$ 8,182	$ 4,822	$ 208	$ 13,212

Presented as:
Current portion	$ 822	$ 299	$ –	$ 1,121
Non-current portion	7,360	4,523	208	12,091
	$ 8,182	$ 4,822	$ 208	$ 13,212

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
At January 1, 2015	$7,187	$5,511	$ –	$12,698
Increase to existing provisions	1,165	471	–	1,636
Incurred and charged against the provision	(127)	(145)	–	(272)
Accretion of provisions	344	(34)	–	310
Foreign exchange differences	(1,061)	(806)	–	(1,867)
At December 31, 2015	$7,508	$4,997	$ –	$12,505

Presented as:
Current portion	$335	$118	$ –	$453
Non-current portion	7,173	4,879	–	12,052
	$7,508	$4,997	$ –	$12,505

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine sites.

The major estimates and assumptions used in estimating these closure and reclamation provisions are:

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2021	2030	2028
Undiscounted estimated cash flow	$8,580	$5,190	$458	$14,228
Estimated life (years)	5	8	10
Discount rate	4.1%	7.5%	10.0%
Inflation rate	2.0%	4.1%	3.0%

20.	Share Based Payments

(a)	Deferred Share Units (“DSUs”)

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash, upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company.

During the year ended December 31, 2016, the Company granted 201,319 (year ended December 31, 2015 – 187,890) DSUs with an aggregate market value of CAD$1,025 (year ended December 31, 2015 - CAD$900), at the dates of grant.

As at December 31, 2016, there were 883,071 (December 31, 2015 – 1,016,419) DSUs outstanding with an estimated fair value of $4,992 (December 31, 2015 – $2,279).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(b)	Restricted Share Units (“RSUs”)

Restricted share units are from time to time be granted to officers and employees of the Company. They are payable in cash and typically vest over three years, in tranches of 20%, 30%, and 50%. RSUs are payable in cash at each vesting date, or upon a change of control or termination without cause. The amount payable is calculated based on a five-day trailing average price.

During the year ended December 31, 2016, the Company granted 789,946 (year ended December 31, 2015 – 385,740) RSU with a market value of CAD$3,926 (2015 – CAD$1,848), at the date of grant, to an executive director and officer (317,276), officers (389,991), and employees (82,679), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the year ended December 31, 2016, the Company paid $1,846 (year ended December 31, 2015 – $739) upon the vesting of 377,654 (year ended December 31, 2015 – 192,519) RSUs to an executive director and officer, officers, and employees. Also during the year ended December 31, 2016, the Company cancelled 49,043 RSUs (year ended December 31, 2015 – nil) and paid $257 (year ended December 31, 2015 - $nil) on 41,365 (year ended December 3, 2015 – nil) RSUs to a former officer and employee of the Company.

As at December 31, 2016, there were 1,337,720 (December 31, 2015 – 1,015,846) RSUs outstanding with a fair value of $4,489 (December 31, 2015 – $1,570).

(c)	Performance Share Units (“PSUs”)

Performance Share Units (“PSUs”) are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest over a three year period. PSUs for which the performance metrics have not been achieved are forfeited and cancelled. The PSUs for which the performance metrics have been achieved vest and are paid in cash based on a five-day trailing average price.

During the year ended December 31, 2016, the Company granted nil (year ended December 31, 2015 – 1,236,620) PSU with a market value of $nil (year ended December 31, 2015 – CAD$5,923), at the date of grant, to an executive director and officer (nil) and officers (nil), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved. For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price of CAD$4.79 per unit.

During the year ended December 31, 2016, the Company paid $961 (year ended December 31, 2015 – $nil) upon the vesting of 247,324 (year ended December 31, 2015 – nil) PSUs to an executive director and officer, and officers and cancelled 103,761 (year ended December 31, 2015 - nil) PSUs of a former officer.

As at December 31, 2016, a total of 885,535 (2015 – 1,236,620) PSUs were outstanding with a fair value of $3,545 (2015– $1,194).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

21.	Share Capital

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2016, a total of 2,840,599 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, January 1, 2015	2,944,246	$3.25
Granted	901,969	$4.79
Exercised	(740,860)	$3.40
Outstanding, December 31, 2015	3,105,355	$3.66
Exercised	(2,236,861)	$3.45
Forfeited	(23,501)	$4.79
Outstanding, December 31, 2016	844,993	$4.19

Vested and exercisable, December 31, 2015	1,873,695	$3.01

Vested and exercisable, December 31, 2016	459,578	$3.68

During the year ended December 31, 2016, a total of $468 (2015 – $761) in share-based payments related to stock options was expensed.

No options were granted during 2016. The assumptions used to estimate the fair value of the stock options granted during the year ended December 31, 2015 were a risk free interest rate of 0.45%, expected volatility of 61%, expected term of 3 years, expected forfeiture rate of 5.25%, and an expected dividend yield of nil.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

22.	Earnings per Share

	Year ended December 31
	2016	2015
Income attributable to equity owners	$17,858	$(10,608)
Weighted average number of shares (000’s)	136,888	129,001
Earnings per share - basic	$0.13	$(0.08)

Basic EPS from continuing operations	$0.13	$(0.08)

	Year ended December 31
	2016	2015
Adjusted income attributable to equity owners	$17,858	$(10,608)

Weighted average number of shares (‘000’s)	136,888	129,001
Incremental shares from options	236	–
Incremental shares from warrants	929	–
Weighted average diluted number of shares (000’s)	138,053	129,001

Diluted earnings per share	$0.13	$(0.08)

Diluted EPS from continuing operations	$0.13	$(0.08)

There were no anti-dilutive options or warrants excluded from the above calculation in respect of 2016.    For the year ended December 31, 2015, excluded from the calculation were 1,417,685 anti-dilutive options with exercise prices ranging from CAD$4.79 to CAD$6.67.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

23.	Sales

(a)	By product and geographical area

	Year ended December 31, 2016
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$ –	$ –	$143,151	$ –	$143,151
Silver-lead concentrates	–	40,442	–	–	40,442
Zinc concentrates	–	26,662	–	–	26,662
Sales to external customers	$ –	$67,104	$143,151	$ –	$210,255

	Year ended December 31, 2015
	Canada	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$ –	$ –	$100,926	$ –	$100,926
Silver-lead concentrates	–	36,962	–	–	36,962
Zinc concentrates	–	16,841	–	–	16,841
Sales to external customers	$ –	$53,803	$100,926	$ –	$154,729

(b)	By major customer

	Year ended December 31
	2016	2015
Customer 1	$71,967	$100,831
Customer 2	71,184	–
Customer 3	40,646	20,230
Customer 4	18,238	24,384
Other Customers	8,220	9,284
	$210,255	$154,729

For the year ended December 31, 2016, five (2015: nine) customers represented 100% of total sales to external customers. In 2016 and 2015, revenues from Customers 1 and 2 were realized by Cuzcatlan, and revenues from Customers 3 and 4 were realized from Bateas.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

24.	Cost of Sales

	Year ended December 31, 2016
	Caylloma	San Jose	Total
Direct mining costs	$32,047	$46,574	$78,621
Salaries and benefits	5,399	4,697	10,096
Workers’ participation	973	4,742	5,715
Depletion and depreciation	7,958	24,759	32,717
Royalties	873	1,627	2,500
	$47,250	$82,399	$129,649

	Year ended December 31, 2015
	Caylloma	San Jose	Total
Direct mining costs	$33,520	$38,010	$71,530
Salaries and benefits	6,161	4,492	10,653
Workers’ participation	385	2,269	2,654
Depletion and depreciation	9,366	15,528	24,894
Royalties	681	669	1,350
	$50,113	$60,968	$111,081

25.	Selling, General, and Administrative Costs

Selling, general and administrative costs for the years ended December 31, 2016 and 2015 are comprised of the following.

	Year ended December 31
	2016	2015
General and administrative	$15,616	$15,700
Workers’ participation	1,363	664

	16,979	16,364
Share-based payments	14,138	1,499

	$31,117	$17,863

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

26.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. «Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of quotational period. We mark these to market at each reporting date based on a quoted spot price.

The Company’s trade receivables are valued using quoted market prices based on the spot price on the London Metal Exchange (“LME”).

Medgold warrants (note 7)	Fair value is estimated using an option pricing model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates.

Interest rate swaps, and zinc swaps	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company and the counterparty.

During the years ended December 31, 2016, and 2015, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

	Carrying value						Fair value
December 31, 2016	Available for sale	Fair value through profit or loss	FV (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates FV
Financial assets measured at FV
Marketable securities - shares	$1,266	$–	$–	$–	$–	$1,266	$1,266	$–	$–	$–
Marketable securities - warrants	–	313	–	–	–	313	–	313	–	–
Trade receivables concentrate sales	–	23,185	–	–	–	23,185	–	23,185	–	–
Zinc swaps	–	973	–	–	–	973	–	973	–	–
	$1,266	$24,471	$–	$–	$–	$25,737	$1,266	$24,471	$–	$–

Financial assets not measured at FV
Cash and cash equivalents	$–	$–	$–	$82,484	$–	$82,484	$–	$–	$–	$82,484
Term deposits	–	–	–	41,100	–	41,100	–	–	–	41,100
Other receivables	–	–	–	72	–	72	–	–	–	72
Value added taxes recoverable	–	–	–	707	–	707	–	–	–	707
	$–	$–	$–	$124,363	$–	$124,363	$–	$–	$–	$124,363

Financial liabilities measured at FV
Interest rate swap liability	$–	$–	$(254)	$–	$–	$(254)	$–	$(254)	$–	$–
	$–	$–	$(254)	$–	$–	$(254)	$–	$(254)	$–	$–

Financial liabilities not measured at FV
Trade payables	$–	$–	$–	$–	$(15,251)	$(15,251)	$–	$–	$–	$(15,251)
Payroll payable	–	–	–	–	(10,755)	(10,755)	–	–	–	(10,755)
Share units payable	–	–	–	–	(13,026)	(13,026)	(13,026)	–	–	–
Finance lease obligations	–	–	–	–	(3,034)	(3,034)	–	–	–	(3,034)
Bank loan payable	–	–	–	–	(39,768)	(39,768)	–	–	–	(39,768)
Other payables	–	–	–	–	(17,605)	(17,605)	–	–	–	(17,605)
	$–	$–	$–	$–	$(99,439)	$(99,439)	$(13,026)	$–	$–	$(86,413)

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

	Carrying value						Fair value
December 31, 2015	Available for sale	Fair value through profit or loss	FV (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates FV
Financial assets measured at FV
Trade receivables concentrate sales	$–	$5,172	$–	$–	$–	$5,172	$–	$5,172	$–	$–
	$–	$5,172	$–	$–	$–	$5,172	$–	$5,172	$–	$–

Financial assets not measured at FV
Cash and cash equivalents	$–	$–	$–	$72,218	$–	$72,218	$–	$–	$–	$72,218
Term deposits	–	–	–	36,031	–	36,031	–	–	–	36,031
Other receivables	–	–	–	2,130	–	2,130	–	–	–	2,130
Value added taxes recoverable	–	–	–	546	–	546	–	–	–	546
	$–	$–	$–	$110,925	$–	$110,925	$–	$–	$–	$110,925

Financial liabilities measured at FV
Interest rate swap liability	$–	$–	$(351)	$–	$–	$(351)	$–	$(351)	$–	$–
	$–	$–	$(351)	$–	$–	$(351)	$–	$(351)	$–	$–

Financial liabilities not measured at FV
Trade payables	$–	$–	$–	$–	$(18,177)	$(18,177)	$–	$–	$–	$(18,177)
Payroll payable	–	–	–	–	(6,607)	(6,607)	–	–	–	(6,607)
Share units payable	–	–	–	–	(5,043)	(5,043)	(5,043)	–	–	–
Finance lease obligations	–	–	–	–	(1,884)	(1,884)	–	–	–	(1,884)
Bank loan payable	–	–	–	–	(39,486)	(39,486)	–	–	–	(39,486)
Other payables	–	–	–	–	(4,886)	(4,886)	–	–	–	(4,886)
	$–	$–	$–	$–	$(76,083)	$(76,083)	$(5,043)	$–	$–	$(71,040)

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

27.	Management of Financial Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2016 and 2015 is as follows.

	December 31	December 31
	2016	2015
Cash and cash equivalents	$ 82,484	$ 72,218
Short term investments	41,100	36,031
Marketable securities	1,579	–
Derivative assets	973	–
Accounts receivable and other assets	24,987	7,068
Income tax receivable	72	780
Other non-current receivables	562	–
	$ 151,757	$ 116,097

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with high credit ratings. Almost all of our concentrate is sold to large well-known concentrate buyers.

(b)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

The following are the remaining contractual maturities of financial liabilities at the reporting date. The tables include both interest and principal cash flows.

	Expected payments due by period as at December 31, 2016
	Less than 1 year	1 -3 years	4 -5 years	After 5 years	Total
Trade and other payables	$ 40,160	$ –	$ –	$ –	$ 40,160
Bank loan	–	40,000	–	–	40,000
Derivative liabilities	254	–	–	–	254
Income tax payable	14,447	–	–	–	14,447
Finance lease obligations	2,189	912	–	–	3,101
Other liabilities	–	3,544	–	–	3,544
Operating leases	431	360	82	–	873
Provisions	1,154	2,728	5,172	5,174	14,228
	$ 58,635	$ 47,544	$ 5,254	$ 5,174	$ 116,607

	Expected payments due by period as at December 31, 2015
	Less than 1 year	1 -3 years	4 -5 years	After 5 years	Total
Trade and other payables	$28,970	$ –	$ –	$ –	$ 28,970
Bank loan	–	–	40,000	–	40,000
Derivative liabilities	351	–	–	–	351
Income tax payable	3,605	–	–	–	3,605
Other liabilities	809	4,640	–	–	5,449
Operating leases	539	585	–	–	1,124
Provisions	447	1,134	1,239	11,052	13,872
	$ 34,721	$ 6,359	$ 41,239	$ 11,052	$ 93,371

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

(c)	Currency risk

The functional and reporting currency for all of entities is the US dollar and we report our results US dollars. The majority of our operating and capital expenditures are denominated and settled in US dollars. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentinean pesos and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to currency fluctuations.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

As at December 31, 2016, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies.

	December 31, 2016
(thousands)	Canada Dollars	Peru Soles	Mexico Pesos	Argentina Pesos
Cash and cash equivalents	9,436	4,098	7,788	16,502
Marketable securities	2,300	–	–	–
Accounts receivable and other assets	343	3,810	3,369	115
Income tax receivable	–	243	–	–
Deposits on non-current assets	–	–	4,325	8,419
Trade and other payables	(14,581)	(13,666)	(208,364)	(3,891)
Due to related parties	(14)	–	–	–
Provisions, current	–	(2,765)	(6,169)	–
Income tax payable	–	(7,564)	(202,804)	509
Other liabilities	(4,679)	–	(1,220)	–
Provisions	–	(24,719)	(93,520)	(7,283)
Total foreign currency exposure	(7,195)	(40,563)	(496,595)	14,371
US$ equivalent of foreign currency exposure	$(5,359)	$(12,072)	$(24,032)	$904

	December 31, 2015
(thousands)	Canada Dollars	Peru Soles	Mexico Pesos	Argentina Pesos
Cash and cash equivalents	10,023	983	46,405	–
Accounts receivable and other assets	83	4,035	6,805	–
Income tax receivable	–	2,663	–	–
Deposits on non-current assets	–	–	31,899	–
Trade and other payables	(2,921)	(10,931)	(163,699)	–
Provisions, current	–	(1,143)	(2,028)	–
Income tax payable	–	(15)	(61,960)	–
Other liabilities	(4,805)	–	(754)	–
Provisions	–	(24,475)	(83,978)	–
Total foreign currency exposure	2,380	(28,883)	(227,310)	–
US$ equivalent of foreign currency exposure	$1,716	$(8,463)	$(13,211)	$ –

Based on the above net exposure as at December 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows:

●	impact to other comprehensive income of $nil (2015– $nil), and
●	impact to net income before tax with a 10% appreciation of the US dollar of $3,687 (2015- $1,814) and with a 10% depreciation of the US dollar of $4,506 (2015– $2,217).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(d)	Metal Price Risk

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. As a matter of policy, we do not hedge our silver production.

A 10% change in silver prices would cause a $8,005 change in net earnings on an annualized basis.

A 10% change in gold prices would cause a $3,309 change in net earnings on an annualized basis.

A 10% change in zinc prices would cause a $1,456 change in net earnings on an annualized basis.

A 10% change in lead prices would cause a $1,232 change in net earnings on an annualized basis.

We mitigate the price risk of our base metal production from time to time by committing a portion of such production under forward sales or swap contracts. In December 2016, we entered into a series of zinc swaps representing approximately 50% of our expected zinc production in 2017 (note 10(b)).

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash balances, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap to mitigate the interest rate risk on our bank loan.

28.	Segmented Information

All of our operations are within the mining sector, conducted through operations in four countries. Due to geographic and political diversity, our mining operations are decentralized whereby local management is responsible for achieving specified business results within a framework of overall corporate policies and standards. Local corporate offices provide support infrastructure to the mine in addressing local issues including financial, human resources, and exploration support.

The following summary describes the operations of each reportable segment

●	Bateas – operates the Caylloma silver-zinc mine
●	Cuzcatlan – operates the San Jose silver-gold mine
●	Lindero – development of the Lindero Gold Project
●	Corporate – corporate stewardship

Prior to the acquisition of Goldrock (note 12(a)), the Company had three reportable segments, namely Cuzcatlan, Bateas, and Corporate. Upon the acquisition of Goldrock and its Lindero project, effective July 28, 2016, another segment “Lindero” was added.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

	Year ended December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$ –	$67,104	$143,151	$ –	$210,255
Cost of sales	–	(47,250)	(82,399)	–	(129,649)
Selling, general, and administration	(23,684)	(2,616)	(4,817)	–	(31,117)
Other expenses (income)	195	(768)	(375)	–	(948)
Finance items	(1,847)	718	(302)	–	(1,431)
Segment profit (loss) before taxes	(25,338)	17,188	55,260	–	47,110
Income taxes	32	(4,411)	(24,695)	(178)	(29,252)
Segment profit (loss) after taxes	(25,306)	12,777	30,565	(178)	17,858

Intersegment revenues	7,390	–	–	–	7,390
Intersegment interest	(5,186)	–	5,049	137	–
Interest revenue	120	176	32	–	328
Interest expense	2,046	101	–	–	2,147
Depletion, depreciation, and amortization	155	7,978	24,891	–	33,024

	Year ended December 31, 2015
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$ –	$53,803	$100,926	$ –	$154,729
Cost of sales	–	(50,113)	(60,968)	–	(111,081)
Selling, general, and administration	(10,818)	(2,561)	(4,484)	–	(17,863)
Impairment of mineral properties	–	(25,000)	–	–	(25,000)
Other expenses (income)	(488)	(905)	(1,232)	–	(2,625)
Finance items	(1,268)	(226)	117	–	(1,377)
Segment profit (loss) before taxes	(12,573)	(25,002)	34,358	–	(3,217)
Income taxes	(24)	3,921	(11,288)	–	(7,391)
Segment profit (loss) after taxes	(12,597)	(21,081)	23,070	–	(10,608)

Intersegment revenues	4,170	–	–	–	4,170
Intersegment interest	(5,049)	–	5,049	–	–
Interest revenue	(160)	(138)	(83)	–	(381)
Interest expense	1,738	20	–	–	1,758
Depletion, depreciation, and amortization	643	9,400	15,696	–	25,739

	December 31, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$40,351	$105,001	$279,316	$138,247	$562,915
Total liabilities	57,132	23,622	57,962	1,048	139,764

	December 31, 2015
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$51,061	$86,159	$242,434	$ –	$379,654
Total liabilities	47,681	17,015	50,790	–	115,486

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

29.	Income Taxes

(a)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	December 31	December 31,
	2016	2015
Income (loss) before tax	47,110	(3,216)
Statutory income tax rate	26.0%	26.0%
Expected income tax	12,249	(836)
Items not deductible for tax purposes	514	774
Differences between Canadian and foreign tax rates	2,995	(354)
Change in estimate	(511)	(2,009)
Effect of change in tax rates	(622)	860
Inflation adjustment	(933)	(613)
Impact of foreign exchange on local currencies	5,328	7,749
Change in deferred tax assets not recognized	4,839	(812)
Mining taxes	2,738	1,831
Withholding taxes	2,760	–
Other	(105)	801
Total income taxes	29,252	7,391

Effective tax rate	62%	–230%

In 2015, Peru underwent a tax reform that included an announced decrease in tax rates over a four year period. In December of 2016 the future decreases were halted and the tax rate was increased.

The Company’s Peruvian operating subsidiary, Minera Bateas, has an agreement with the Peruvian government that stabilizes its tax rate.

The above mentioned rate changes do not impact the Company’s tax provision in 2016.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(b)	Tax amounts recognized in profit or loss

	2016	2015
Current tax expense
Current year	$ 29,791	$ 11,606
Changes in estimates related to prior years	(728)	–
	$ 29,063	$ 11,606

Deferred tax expense
Origination and reversal of temporary differences	$ 594	$ (3,066)
Changes in tax rates and imposition of new taxes	(622)	860
Changes in estimates related to prior years	217	(2,009)

	$ 189	$ (4,215)

Tax expense	$ 29,252	$ 7,391

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(c)	Deferred tax balances

The significant components of deferred tax assets and liabilities are:

	December 31	December 31
	2016	2015

Deferred tax assets:
Provisions and other	$3,940	$1,546
Deferred mining taxes	–	2,877
Other	2,898	2,154
Total deferred tax assets	$6,838	$6,577

	December 31	December 31
	2016	2015

Deferred tax liabilities:
Mineral properties	$14,858	$18,000
Special mining taxes	3,336	7,211
Equipment and buildings	5,363	5,643
Other	8,155	408
Total deferred tax liabilities	$31,712	$31,262

Net deferred tax liabilities	(24,874)	(24,685)

The classification of the net deferred tax liability is:
	2016	2015

Non-current assets	$471	$492
Non-current liabilities	(25,345)	(25,177)
Net deferred tax liabilities	$24,874	$24,685

The Company’s movement of net deferred tax liabilities is described below:
	2016	2015

At January 1	$24,685	$28,900
Deferred income tax recovery through income statement	189	(4,215)
At December 31	$24,874	$24,685

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(d)	Unrecognized deferred tax assets and liabilities

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts.

	December 31	December 31
	2016	2015
Non capital losses	$ 55,500	$ 43,916
Provisions and other	13,074	5,042
Share issue costs	624	868
Mineral properties, plant and equipment	1,801	1,450
Derivative liabilities	254	351
Capital losses	846	839
Unrecognized deductible temporary differences	$ 72,099	$ 52,466

The Company has unremitted intercompany interest on which no withholding tax has been accrued as we do not intend to repatriate the funds in the foreseeable future. Additionally, the Company has not recognized taxable temporary differences related to unremitted earnings associated with investments in subsidiaries as the Company can control the timing of the reversal of the temporary differences and the Company is permanently reinvested in its foreign subsidiaries. Our intent is to continue focusing on developing mineral properties, with a current focus on Argentina.

	December 31
	2016	2015
Unremitted intercompany interest - Mexico	$ –	$ 22,553
Unremitted intercompany interest - Argentina	17	–
Unremitted retained earnings – Peru	86,416	45,687
Unremitted retained earnings – Mexico	107,727	41,101
Unremitted retained earnings – Argentina	–	–

(e)	Tax loss carryforwards

Our tax losses have the following expiry dates.

	Tax losses expire in years	December 31
		2016	2015
Canada	2025 – 2036	$ 55,500	$ 43,281
Mexico	2021 – 2025	–	450
Barbados	2022 – 2024	–	185

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

30.	Contingencies and Capital Commitments

(a)	Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Pursuant to the closure regulations, the Company is required to lodge the following guarantees with the government:

●	2017 – $3,179
●	2018 – $3,908
●	2019 – $4,705
●	2020 – $5,641

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $3,179 (2015 – $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2017.

On November 21, 2016, we submitted to the Peruvian mining regulatory agency an update of the mine closure plan related to the San Cristobal mining unit and the Huayllacho processing plant, in order to incorporate new mining components. This update is currently pending approval.

(b)	Capital Commitments

As at December 31, 2016, the Company had the following capital commitments, expected to be expended within one year:

●	$2,172 for the tailing filtration plant expansion at the San Jose property,
●	$175 for the plant at the Caylloma property,
●	$532 for drilling at the Lindero property,
●	$530 for testing, software, and consulting at the Lindero property.

(c)	Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

The Company has a contract to guarantee the cement supply at its San Jose Mine up to $76 for a 6 month period, renewable for another equal period, prior written consent.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business (note 27(c)).

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

The expected payments due by period, as at December 31, 2016 are as follows:

	Expected payments due by period as at December 31, 2016
	Less than 1 year	1 -3 years	4 -5 years	Total
Office premises - Canada	$ 65	$ 141	$ –	$ 206
Office premises - Peru	141	–	–	141
Office premises - Argentina	84	129	82	295
Total office premises	$ 290	$ 270	$ 82	$ 642
Computer equipment - Peru	72	27	–	99
Computer equipment - Mexico	69	45	–	114
Total computer equipment	$ 141	$ 72	$ –	$ 213
Machinery - Mexico	–	18	–	18
Total machinery	$ –	$ 18	$ –	$ 18
Total operating leases	$ 431	$ 360	$ 82	$ 873

(d)	Tax Contingencies

Peru

The Company has been assessed taxes by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011. Including related interest and penalties, these amount to $1,033 and $657, respectively, for a total of $1,690.

●	The Company is appealing these assessments.
●	The Company has provided a guarantee by way of a letter bond in the amount of $793.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

●	$30 in general import tax, $90 in VAT, and $5 custom management tax, and
●	associated fines of $73

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond was renewable annually, and has been renewed until February 2018. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016, the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment. The tax authority has the right to appeal the first instance resolution, which appeal is still pending.

Fortuna Silver Mines Inc. Notes to Consolidated Financial Statements For the years ended December 31, 2016 and 2015 (Presented in thousands of US dollars)

(e)	Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In our opinion, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

31.	Events after the Reporting Period

(a)	Financing

Subsequent to December 31, 2016, the Company issued 11,873,750 common shares for gross proceeds of $74,804,625 pursuant to a public offering.

(b)	Exercise of Warrants

Subsequent to December 31, 2016, a total of 238,515 warrants with an exercise price of CAD$6.01, were exercised.

(c)	Exercise of Stock Options

Subsequent to December 31, 2016, a total of 133,060 options were exercised with exercise prices ranging from CAD$4.30 to CAD$6.67.

(d)	Exercise of Medgold Warrants

Subsequent to December 31, 2016, the Company exercised all the Medgold warrants it held, for $1,139. This resulted in the Company owning 24.0% of the then-outstanding common shares of Medgold.

(e)	Prospero shares

Subsequent to December 31, 2016, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. (“Prospero”) at a price of C$0.28 per unit for cash consideration of C$1.5 million. Each unit is comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share for three years. Immediately following the transaction, the Company will own 14.91% of the issued and outstanding common shares of Prospero and 25.95%, if all of the warrants were exercised.